UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: March 1, 2011

	By:	/s/ Alexander Izosimov
	Name:	Alexander Izosimov
	Title:	Chief Executive Officer

On January 17, 2011, VimpelCom Ltd. (“VimpelCom”) announced that its Supervisory Board gave its final approval for the proposed combination of VimpelCom and WIND TELECOM S.p.A. (formerly Weather Investments S.p.A.) (the “Transaction”). A special general meeting of VimpelCom shareholders to approve certain proposals in relation to the Transaction (the “Special General Meeting”) is scheduled to take place on March 17, 2011. The formal notice of the Special General Meeting was issued by VimpelCom on January 17, 2011 and a proxy statement (the “Proxy Statement”) in relation to the Special General Meeting was furnished to the U.S. Securities and Exchange Commission (the “SEC”) as Exhibit 99.1 to VimpelCom’s Report of Foreign Private Issuer on Form 6-K on February 15, 2011.

VimpelCom is furnishing to the SEC on the attached Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (the

“Form 6-K”) a press release in relation to the Transaction, which was issued on March 1, 2011.

This Form 6-K shall be deemed to be incorporated by reference into the Proxy Statement.

Exhibit List

99.1	Press Release, dated March 1, 2011.

Exhibit 99.1

ENGLISH COMMERCIAL COURT DENIES TELENOR REQUEST FOR INJUNCTION

MARCH 17, 2011 SHAREHOLDERS MEETING TO BE HELD AS PLANNED

Amsterdam and New York (March 1, 2011) - VimpelCom Ltd. (“VimpelCom” or the “Company”) (NYSE: VIP) today announced that it welcomes the English Commercial Court’s decision which will allow the March 17, 2011 Special General Meeting of Shareholders (the “SGM”) to go forward as planned. The Court denied Telenor’s request that the Court grant an injunction preventing the SGM from occurring unless VimpelCom agreed to issue pre-emptive shares to Telenor. The Court also refused to accept Telenor’s alternative request to have pre-emptive shares issued to it in escrow pending the outcome of the arbitration initiated by Telenor.

Telenor commenced the arbitration on January 28, 2011 for the stated purpose of enforcing its alleged pre-emptive rights under the VimpelCom shareholders agreement with respect to the shares to be issued in connection with the combination of VimpelCom and Wind Telecom S.p.A. (the “Transaction”). VimpelCom’s Supervisory Board decided at its January 16, 2011 meeting that neither Telenor nor Altimo is entitled to pre-emptive rights in connection with the Transaction.

In connection with the proceedings before the English Commercial Court, VimpelCom, Altimo and Weather Investments II S.a.r.l. have agreed to give certain undertakings to the Court in order to help (a) ensure that Telenor will receive its pre-emptive shares should the arbitration tribunal ultimately find in Telenor’s favor and (b) protect Telenor’s voting stake from dilution below 25% plus one share between the closing of the Transaction and the resolution of the arbitration proceeding.

Alexander Izosimov, the CEO of VimpelCom, said: “We are pleased that the Court agreed with VimpelCom on the importance of allowing the shareholders to cast their vote on March 17. VimpelCom believes strongly in the merits of this transaction and is committed to continuing to act in the best interests of all shareholders.”

The SGM is scheduled to take place on March 17, 2011 to approve the issuance of up to 325,639,827 VimpelCom common shares and 305,000,000 convertible preferred shares and the increase of VimpelCom’s authorized share capital needed to complete this Transaction.

VimpelCom’s Supervisory Board and Management Board recommend that shareholders vote “FOR” the proposals by signing, dating and returning the WHITE voting card received from the Company.

Shareholders who need assistance or have questions about the voting process should call VimpelCom’s proxy solicitor, D.F. King & Co., Inc., toll-free in North America at +1 800 431 9645, toll-free in Continental Europe at 00800 5464 5464, +44 207 920 9700 from other locations, or call collect at +1 212 269 5550.

About VimpelCom

VimpelCom Ltd. consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The VimpelCom Ltd. group is headquartered in Amsterdam and has operations in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikstan, Georgia, Armenia, Kyrgyzstan, Vietnam and Cambodia, covering territory with a total population of about 345 million. VimpelCom Ltd. operating companies provide services under the “Beeline” and “Kyivstar” brands. VimpelCom Ltd.’s ADSs are listed on the New York Stock Exchange under the symbol “VIP”.

Cautionary statement regarding forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated merits of the Transaction. Any statement in this announcement that expresses or implies VimpelCom’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the Transaction; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the Transaction, VimpelCom’s business or Wind Telecom’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the Transaction; the possibility that Telenor may appeal the decision of the English Commerical Court, succeed in the arbitration or bring other legal challenge (including further requests for injunctive relief) against the Company, its officers or directors and/or Altimo in respect of its claims to pre-emptive rights or otherwise; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. Certain other risks that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom’s proxy statement furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K on February 15, 2011, VimpelCom’s registration statement on Form F-4 filed with the SEC, OJSC VimpelCom’s public filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2009, and other public filings made by the VimpelCom with the SEC, which risk factors are incorporated herein by reference. The forward-looking statements contained in this announcement are made as of the date hereof, and VimpelCom expressly disclaim any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.

For more information please contact:

Questions regarding Investor Relations:

Alexey Subbotin

VimpelCom

Investor_Relations@vimpelcom.com

Tel: +31 20 79 77 200

Tel: +7 495 974 58 88

www.vimpelcom.com

Questions regarding Media and Public Relations:

Elena Prokhorova

VimpelCom

eeprokhorova@beeline.ru

Tel: +7 495 725 07 08

For all other questions, please contact our communications advisor Financial Dynamics:

UK: +44 (0) 20 7269 7180

US: +1 (212) 850 5723